Chapman and Cutler LLP                                 111 West Monroe Street
                                                       Chicago, Illinois  60603



                               January 30, 2019




Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7807
            40/60 Strategic Allocation Port. 1Q '19 - Term 4/16/20
                                 (the "Trust")
                      CIK No. 1756755 File No. 333-228587
--------------------------------------------------------------------------------

Dear Ms. Samuel:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Risk Factors

1. PLEASE INCLUDE LARGE-CAP COMPANY RISK.

      Response: The following disclosure will be added to the Trust's prospectus in a definitive filing.

            LARGE CAPITALIZATION COMPANIES. Certain of the Common Stocks held by the Trust are issued by large capitalization companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By   /s/  Daniel J. Fallon
                                            ___________________________
                                            Daniel J. Fallon


Enclosures